August 3, 2005

MAIL STOP 3561

via U.S. mail and facsimile

Michael L. Metter, President
Spongetech Delivery Systems, Inc.
1350 Broadway, Suite 210
New York, NY  10018

Re:      Spongetech Delivery Systems, Inc.
	Form SB-2, Amendment 2 filed July 5, 2005
	File No. 333-123015
Supplement to comment letter dated August 1, 2005

Dear Mr. Metter:

	As a supplement to our comment letter dated August 1, 2005, we have the following accounting comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Include a currently dated consent of the independent auditor with any amendment to the registration statement. You should also update the financial statements through May 31, 2005. Refer to the updating requirements of Item 310(g) of Regulation S-B.


Financial Statements
Note 6 - Contingencies, Page 12

2. Revise to provide full disclosure concerning the Westgate litigation. We note the disclosure in Legal Proceedings on page 19 concerning the default judgment and counterclaim. In addition, provide management`s assessment of the effect of an adverse outcome in terms of the financial statements taken as a whole. Refer to SFAS
5 and SAB Topic 5.Y.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Donald Wiland at (202) 551-3392 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  David Schiff, Esq.
By facsimile (212) 930-9725

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Michael L. Metter, President
Spongetech Delivery Systems, Inc.
August 3, 2005
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